August 23, 2011
Ms. Loan Lauren P. Nguyen
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Torvec, Inc. Form 10-K for Fiscal Year Ended 12/31/2010 Filed March 29, 2011 File No. 000-24455
Dear Ms. Nguyen,
We are in receipt of your comment letter dated August 17, 2011 with respect to the above-referenced filing.
On behalf of the company, Torvec, Inc., we hereby wish to respond to such comment letter as follows:
Form 10-K
Risk Factors, page 6
1. As requested, in its future filings, the company will delete any reference to “other factors” that the company cannot anticipate or does not consider significant.
Business Experience, page 67
2. As requested, the company will revise its description of the business experience of its directors and executive officers in future filings to clearly indicate the specific positions that each of the company’s directors and officers held during the five years previous to such filings.
Signatures, page 104
3. Mr. Fishback is the company’s principal accounting officer in addition to serving as the company’s chief financial officer. As requested, the company will indicate his service in such capacity underneath his signature in future filings.
1999 Mt. Read Blvd. • Building 3 • Rochester NY, 14615

Torvec, Inc.
Response to SEC Comment Letter
August 22, 2011
In accordance with your request, the company hereby acknowledges that:
1. the company is responsible for the adequacy and accuracy of all disclosures in its filing;
2. staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and,
3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to notify and/or contact me via phone at (585) 254-1100 x310, via fax at (585)-254-1105, or via email at bfishback@torvec.com.
Sincerely,
/s/ Robert W. Fishback
Robert W. Fishback
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)
Attachment: Your Letter Dated August 17, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
August 17, 2011
Via E-mail
Robert W. Fishback
Chief Financial Officer
Torvec, Inc.
1999 Mount Read Blvd., Building 3
Rochester, NY 14615

Re:	Torvec, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 29, 2011 File No. 000-24455
Dear Mr. Fishback:
We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.
Form 10-K
Risk Factors, page 6
1.	Please revise in future filings to delete reference to “other factors” that the company cannot anticipate or does not consider significant. If risks are not significant or have not been identified, you should not reference them.
Business Experience, page 67
2.	Please revise this section in future filings to provide the business experience during the last five years of each of your directors and executive officers, as your current disclosure does not clearly indicate the positions that each of your directors and officers held during the previous five years.

Robert W. Fishback
Torvec, Inc.
August 17, 2011

Signatures, page 104
3.	In future filings, please revise to provide the signature of your principal accounting officer or controller. If Mr. Fishback serves in such capacity, please indicate this underneath his signature.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen Special Counsel